SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                               (AMENDMENT NO. 2)*


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              MAXXIM MEDICAL, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                    57777G105
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                                 (CUSIP Number)


                                   SAUL A. FOX
                            FOX PAINE & COMPANY, LLC
                           950 TOWER LANE, SUITE 1950
                          FOSTER CITY, CALIFORNIA 94404
                                 (650) 525-1300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 13, 1999
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                         (Continued on following pages)

------------------------------                    ------------------------------

    CUSIP NO. 57777G105               13D                  PAGE 2 OF 8 PAGES
------------------------------                    ------------------------------


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1        NAME OF REPORTING PERSON
         FOX PAINE MEDIC ACQUISITION CORPORATION
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
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3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         TEXAS

--------------------------------------------- ----------------------------------
                   7         SOLE VOTING POWER
    NUMBER OF                -0-
    SHARES         -------------------------------------------------------------
    BENEFICIALLY   8         SHARED VOTING POWER
    OWNED BY                 1,158,435 (SEE ITEM 5)
    EACH           -------------------------------------------------------------
    REPORTING      9         SOLE DISPOSITIVE POWER
    PERSON                   -0-
    WITH           -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             1,158,435 (SEE ITEM 5)
--------------------------------------------- ----------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
         CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------                   -----------------------------

     CUSIP NO. 57777G105                13D               PAGE 3 OF 8 PAGES
--------------------------------                   -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL FUND, L.P.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  / /
                                                                        (b)  /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------
                   7         SOLE VOTING POWER
   NUMBER OF                 -0-
   SHARES          -------------------------------------------------------------
   BENEFICIALLY    8         SHARED VOTING POWER
   OWNED BY                  1,158,435 (SEE ITEM 5)
   EACH            -------------------------------------------------------------
   REPORTING       9         SOLE DISPOSITIVE POWER
   PERSON                    -0-
   WITH            -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             1,158,435 (SEE ITEM 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
         PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------------                      -----------------------------

    CUSIP NO. 57777G105                13D                  PAGE 4 OF 8 PAGES
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE CAPITAL, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------- ----------------------------------
                   7         SOLE VOTING POWER
   NUMBER OF                 -0-
   SHARES          -------------------------------------------------------------
   BENEFICIALLY    8         SHARED VOTING POWER
   OWNED BY                  1,158,435 (SEE ITEM 5)
   EACH            -------------------------------------------------------------
   REPORTING       9         SOLE DISPOSITIVE POWER
   PERSON                    -0-
   WITH            -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             1,158,435 (SEE ITEM 5)
--------------------------------------------- ----------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
         HC, OO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------------                  --------------------------------

     CUSIP NO. 57777G105             13D                PAGE 5 OF 8 PAGES
------------------------------                  --------------------------------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         FOX PAINE & COMPANY, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   / /
                                                                       (b)   /X/

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*
         OO -- SEE ITEM 3

--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

--------------------------------------------------------------------------------

                   7         SOLE VOTING POWER
   NUMBER OF                 -0-
   SHARES          -------------------------------------------------------------
   BENEFICIALLY    8         SHARED VOTING POWER
   OWNED BY                  1,158,435 (SEE ITEM 5)
   EACH            -------------------------------------------------------------
   REPORTING       9         SOLE DISPOSITIVE POWER
   PERSON                    -0-
   WITH            -------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             1,158,435 (SEE ITEM 5)
--------------------------------------------- ----------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,158,435 (SEE ITEM 5)

--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     /X/

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         8.1% (SEE ITEM 5)

--------------------------------------------------------------------------------
14       TYPE OF PERSON REPORTING*
         OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         This Amendment No. 2 is filed by (i) Fox Paine Capital Fund, L.P., a Delaware limited partnership ("FPCF"), (ii) Fox Paine Capital, LLC, a Delaware limited liability company ("FPC") and the general partner of FPCF, (iii) Fox Paine Medic Acquisition Corporation, a Texas corporation ("FPMAC"), a wholly owned subsidiary of FPCF, and (iv) Fox Paine & Company, LLC, a Delaware limited liability company ("Fox Paine", and together with FPMAC, FPCF and FPC, the "Fox Paine Entities"), and amends Items 3, 4, 5(a) and 5(b) and Annex 2 of the Statement on Schedule 13D filed by the Fox Paine Entities on June 26, 1999, as amended on July 9, 1999 (the "Existing Statement"). Capitalized terms used and not defined herein have the definitions used in the Existing Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

         Annex 2, which is incorporated by reference into this Item 3, has been amended and restated.

Item 4.  Purpose of Transaction.

         The ninth paragraph of Item 4 is amended to read as follows:

         To the knowledge of the Fox Paine Entities, the Rollover Shareholders collectively exercise voting power with respect to approximately 8.1% of the outstanding shares of Common Stock, excluding shares subject to options exercisable in the next 60 days. See Item 5.

Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) and (b) of Item 5 are amended to replace the first paragraph thereof as follows:

         (a) and (b) 1,158,435 shares of Common Stock, and any shares of Common Stock as to which any Rollover Shareholder acquires during the term of the Voting Agreements, are subject to the voting provisions of his or her Voting Agreement. These 1,158,435 shares of Common Stock beneficially owned by the Rollover Shareholders represent approximately 8.1% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of June 9, 1999, as set forth in the Merger Agreement. Based on the share ownership information disclosed in the preliminary proxy statement filed by Maxxim Medical, Inc., with the Securities Exchange Commission on July 23, 1999, and upon information provided by the company, as of June 9, 1999, the Rollover Shareholders collectively also held options exercisable within 60 days with respect to 531,840 shares of Common Stock. The Fox Paine Entities do not have the right to exercise or cause the exercise of these options, and the Fox Paine Entities expressly disclaim beneficial ownership of the underlying shares. FPMAC may be deemed, for purposes of Rule 13d-3 promulgated under the Act, to share with the respective Rollover Shareholders party to the Voting Agreements the power to vote or dispose of the shares of Common Stock subject to the Voting Agreements. However, FPMAC (i) is not entitled to any rights as a stockholder of Maxxim as to such shares, and (ii) disclaims beneficial ownership of all of such shares. As the sole stockholder of FPMAC, FPCF may be deemed, for purposes of Rule

13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be owned beneficially by FPMAC. As the general partner of FPCF, FPC may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be beneficially owned by FPCF. Fox Paine has the power, by virtue of certain agreements, to manage the affairs of FPCF, and therefore Fox Paine may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the subject shares of Common Stock that may be deemed to be beneficially owned by FPCF or FPC. FPCF, FPC and Fox Paine disclaim beneficial ownership of any such shares of Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

                                    FOX PAINE MEDIC ACQUISITION
                                    CORPORATION


                                    By:     /s/ Saul A. Fox
                                       ----------------------------------------
                                       Name:    Saul A. Fox
                                       Title:   Chief Executive Officer



                                    FOX PAINE CAPITAL FUND, L.P.
                                    By: Fox Paine Capital, LLC,
                                           its general partner


                                    By:      /s/ Saul A. Fox
                                       -----------------------------------------
                                       Name:    Saul A. Fox
                                       Title:   Member



                                    FOX PAINE CAPITAL, LLC


                                    By:     /s/ Saul A. Fox
                                       -----------------------------------------
                                       Name:    Saul A. Fox
                                       Title:   Member


                                    FOX PAINE & COMPANY, LLC


                                    By:     /s/ Saul A. Fox
                                       -----------------------------------------
                                       Name:    Saul A. Fox
                                       Title:   Member


August 10, 1999

                                  EXHIBIT INDEX

                                                                     SEQUENTIAL
   EXHIBIT                          DESCRIPTION                        PAGE NO.


   Exhibit 1 -      Agreement and Plan of Merger, dated as of June 13, 1999,
                    between Fox Paine Medic Acquisition Corporation and Maxxim
                    Medical, Inc. (incorporated by reference to Exhibit 2.1 of
                    Maxxim Medical, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 1999).

   Exhibit 2 -      Form of individual Voting Agreement, dated as of June
                    13, 1999, by and between Fox Paine Medic Acquisition
                    Corporation and each of 10 shareholders of Maxxim Medical, Inc. (incorporated by reference to Exhibit 2 of the Schedule
                    13D filed with the Securities and Exchange Commission by the Fox Paine Entities on June 26, 1999).

   Exhibit 3 -      Investor Participation Agreement, dated as of June 13,
                    1999, by and among Fox Paine Medic Acquisition Corporation and 10 shareholders of Maxxim Medical, Inc., in their individual capacities (incorporated by reference to Exhibit
                    3 of the Schedule 13D filed with the Securities and Exchange
                    Commission by the Fox Paine Entities on June 26, 1999).

                                                                         ANNEX 2
                                                                         -------

                               SHARE OWNERSHIP OF
                            THE ROLLOVER SHAREHOLDERS


                                A                 B                           C
------------------------------------------------------------------------------------------------------
                                                                Shares deemed to be beneficially
                                                Shares         owned by the Rollover Shareholders
                                Percentage   Beneficially       through the ownership of options
             Name                  (1)         Owned(2)            exercisable within 60 days
------------------------------------------------------------------------------------------------------

Kenneth W. Davidson               1.7%         241,468                    147,000
Peter M. Graham                   0.5%          70,500                    114,200
David L. Lamont                   0.4%          57,250                     87,400
Alan S. Blazei                    0.3%          44,683                     76,400
Henry T. DeHart III               0.3%          39,900                     41,200
Joseph D. Dailey                  0.2%          28,300                     23,400
Jack F. Cahill                    0.3%          44,000                     35,160
Suzanne R. Garon                  0.0%           7,000                      2,080
Ernest J. Henley, Ph.D.           2.3%         321,949                      5,000
Davis C. Henley                   2.1%         303,385                          -

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(1) Does not include shares which may be acquired through the exercise of vested stock options.
(2) Excludes shares referenced in column "C".